300 North LaSalle Chicago, Illinois 60654

(312) 862-2000	Facsimile: (312) 862-2200
www.kirkland.com

February 1, 2011

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Vanessa Robertson
Donald Abbott
Karen Ubell
Jeffrey Riedler

Re: Sagent Holding Co.
Registration Statement on Form S-1
Filed December 6, 2010
File No. 333-170979

Ladies and Gentlemen:

Sagent Holding Co., private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comments raised in the letter, dated January 5, 2011, from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Mr. Michael Logerfo, Chief Legal Officer, Corporate Vice President & Secretary of the Registrant. The Registrant’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff of the SEC referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 originally filed with the SEC on December 6, 2010, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Registrant’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Hong Kong         London         Los Angeles         Munich         New York         Palo Alto         San Francisco         Shanghai         Washington, D.C.

Securities and Exchange Commission

February 1, 2011

Response: The Registrant has filed certain additional exhibits with this Amendment in response to the Staff’s comment. The Registrant expects to file any other listed exhibits that it has not yet filed with its next amendment. Specifically, the Registrant has not filed its 2011 Incentive Compensation Plan (and related agreements) and the form of the underwriting agreement as it is still in the process of finalizing such plan and agreement. The Registrant believes it has filed all of the other required exhibits.

2. Comments on your confidential treatment request will be delivered under separate cover.

Response: The Registrant acknowledges the Staff’s comment and receipt on January 13, 2010 of the Staff’s comment letter with respect to the Registrant’s confidential treatment request. Concurrently with the filing of this Amendment, the Registrant has submitted a revised confidential treatment request in response to the Staff’s comment letter.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response: The Registrant acknowledges the Staff’s comment and confirms that its pricing range will not exceed $2 if its price range is below $20 and 10% if its price range is above $20. At this time, the Registrant has not finalized its price range and has not included any pricing-related information in the Prospectus.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Registrant has included in this Amendment all of the graphic, visual and photographic information that will be included in the prospectus that is circulated to potential investors. The graphic material included in the Prospectus is representative of marketing material currently used by the Registrant.

Prospectus Summary, page 1

5. Please revise your disclosure to eliminate the repetition among your discussion of your innovative business model on page 2, the advantages of your business model on page 3 and your competitive strengths on pages 3 and 4. The Commission’s Plain English requirements require that registrants avoid repetitive disclosure. Please include one bulleted list to identify these disclosures.

Response: The Registrant has revised the disclosure on pages 2 and 3 of the Prospectus in response to the Staff’s comment.

Securities and Exchange Commission

February 1, 2011

6. The summary should provide a balanced presentation of the information presented in the prospectus regarding your company and operations. As currently written, your summary places more emphasis on your strengths and strategy than on your weaknesses and risks. Please revise your summary to balance the discussion of your strengths and key attributes with an equally prominent discussion of your weaknesses and/or risks. For example, you discuss your significant revenue growth but have not included in your summary risk factors a discussion of your historic losses or accumulated deficit as discussed in your risk factor titled “We have not generated any operating profit since commencing commercial operations...” on page 21. Please also explain the risks that your strategy may not result in the increase in margins that you anticipate.

Response: The Registrant has added disclosure on page 5 of the Prospectus in response to the Staff’s comment.

7. We note your disclosure of your revenue growth on page 2 for the quarter ended September 30, 2010 and comparing revenues from such period with that reported in the quarters ending June 30, 2010 and September 30, 2009. Please expand your disclosure to disclose your net losses for the same periods.

Response: The Registrant has added disclosure on pages 2, 39 and 64 of the Prospectus in response to the Staff’s comment.

8. We note your statement that “Sales in our current target market of generic drugs in the U.S. are expected to increase by a CAGR of nearly 10% over the next three years...” Please define your target market of generic drugs as used therein and explain the basis for your conclusion, in addition to the assumptions and factors already listed, of a 10% CAGR. Alternatively, if the estimated CAGR was derived from a third party source, identify such source in your disclosure.

Response: The Registrant has added to and revised the disclosure on pages 2, 39 and 65 of the Prospectus in response to the Staff’s comment. Specifically, the Registrant has clarified the disclosure to make clear that its target market is the U.S. generic injectable drug market. In addition, the Registrant’s belief that its target market is expected to grow at an estimated 10% over the next three years is based on industry research reports issued by Sanford C. Bernstein & Co., LLC on March 29, 2010 and MarketResearch.com on October 1, 2010.

9. Please reconcile your statement on page 3 regarding a generic injectable industry characterized by favorable pricing environments with your disclosure on page 14 that “The generic segment of the injectable pharmaceutical market is characterized by a high level of price competition.”

Response: The Registrant has revised the disclosure on pages 3 and 66 of the Prospectus in response to the Staff’s comment. Specifically, the Registrant has added clarifying language that the favorable pricing environment within the generic injectable industry is based on a comparison with oral generic drugs. Overall, the generic segment of the injectable pharmaceutical market is characterized by a high level of price competition, particularly if compared to the price competition within the branded segment of the market.

Securities and Exchange Commission

February 1, 2011

10. Please identify in your Summary Risk Factors on page 5 the two products that account for a significant portion of your net revenues.

Response: The Registrant has added disclosure on pages 5 and 28 of the Prospectus in response to the Staff’s comment.

11. To the extent that the number of shares to be issued upon the exercise of all of your outstanding warrants will be material, please identify in your disclosure the stockholder to whom such shares will be issued.

Response: The Registrant does not believe the number of shares to be issued upon the exercise of the warrants will be material. The shares issuable upon the exercise of all of the outstanding warrants will represent approximately 2.6% of the Registrant’s outstanding shares (prior to giving effect to the shares to be issued in the offering). The Registrant notes that note (3) to the table appearing on page 116 of the Prospectus identifies Key Gate Investments Limited as the holder of these warrants.

12. Please revise your disclosure on page 7 to clarify that “SGNT” is your proposed NASDAQ Global Market symbol.

Response: The Registrant has revised the disclosure on the cover page and pages 7, 124 and 134 of the Prospectus in response to the Staff’s comment.

Summary Historical Consolidated Financial Data, page 9

13. It appears that pro forma balance sheet data should present the effect of the Reincorporation, including the issuance of shares of your common stock upon conversion of your preferred stock issued as a result of the exercise of all outstanding warrants consistent with the pro forma presentation described in Capitalization on page 32. Please revise or explain to us why the pro forma presentations are different. This comment also applies to your pro forma net tangible book value presentations described in Dilution on page 34.

Response: The Registrant has revised the disclosure on pages 32 and 34 of the Prospectus in response to the Staff’s comment. Specifically, the Registrant has revised the disclosure on page 32 of the Prospectus under the heading “Capitalization” to reflect the issuance of shares of common stock as a result of the exercise of all outstanding warrants in the pro forma as adjusted column. The Registrant believes that it is more appropriate to reflect such exercise of the warrants on an “as adjusted” basis because it is the completion of the offering (and not the Reincorporation) that is prompting the holder to exercise such warrants. As disclosed in the Prospectus, the warrants would otherwise expire in accordance with their terms upon completion of the offering. The Registrant believes that its treatment of the exercise of the warrants is consistent throughout the Prospectus.

Securities and Exchange Commission

February 1, 2011

14. Further, expand your pro forma disclosures in the filing to explain your basis for assuming the preferred stock warrants will be exercised prior to the offering.

Response: The Registrant has added disclosure on pages 5, 8, 10, 32, 34 and 35 of the Prospectus in response to the Staff’s comment.

Risk Factors, page 11

“We depend upon our key personnel..” page 16

15. Please expand your disclosure to identify the personnel you consider to be key and disclose whether or not you carry key man insurance.

Response: The Registrant has added disclosure on page 16 of the Prospectus in response to the Staff’s comment.

Use of Proceeds, page 31

16. We note that you intend to use the proceeds of the offering for general corporate purposes, which may include funding working capital, product development and operating expenses. Please further expand your discussion of the use of proceeds to estimate the portion of the proceeds to be used for such listed purposes or identify any additional proposed uses. To the extent you have identified any specific uses for the proceeds, your disclosure should list such uses and include the amount to be allocated to such uses. Specifically, from the portion of proceeds to be used for product development, please identify the specific products you anticipate you will further develop or commercialize. Please also expand your disclosure to include a discussion of the reasons for the offering. Similarly, please update your summary disclosure on page 7.

Response: The Registrant has revised and added disclosure on pages 7, 26, 31 and 58 of the Prospectus in response to the Staff’s comment. The Registrant does not believe that it is able to estimate with any degree of certainty the specific uses of the net proceeds from the offering in light of the significant number of factors that will impact how such proceeds are ultimately used by the Registrant. The Registrant believes that making any such estimates at this time could limit its operating flexibility in the future if the Registrant wanted to use the net proceeds for another corporate purpose or alter the specific amount used for a particular purpose from any such estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

17. Please include a caption in this section to address the impact that the deficiencies and material weaknesses in your system of internal controls over financial reporting discussed on pages 22 and 23 had on the financial reporting processes addressed in the periods presented. Please include disclosure on how these deficiencies and material weaknesses were identified, identify the deficiencies and material weaknesses remediated, and the steps you have taken to remedy any deficiencies and material weaknesses not corrected.

Securities and Exchange Commission

February 1, 2011

Response: The Registrant has added disclosure on pages 43 and 44 of the Prospectus in response to the Staff’s comment.

Factors Affecting our Business

Product Development Costs, page 40

18. Your disclosures about your product pipeline appear to be limited to the number of new products for which you have submitted or acquired ANDAs and the number of new products for which you have begun initial development activities. Please identify each significant product in the pipeline and for each significant product in the pipeline, please disclose the product development costs incurred for each period and the amount incurred to date. Also please disclose the estimated costs to complete and anticipated completion dates as well as the period in which material net cash inflows from each product is expected to commence. Disclose your quantitative and qualitative criteria for deeming a product significant. For the remainder of products that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category and provide an estimate of the nature, timing and cost to complete these programs.

Response: The Registrant has added disclosure on pages 40 and 41 of the Prospectus in response to the Staff’s comment. Specifically, the Registrant has disclosed the product development costs for both the new products for which it has submitted or acquired ANDAs and new products for which it has begun initial product development activities as of September 30, 2010. The Registrant has also disclosed the estimated costs (based on historical experience) to complete the development of the new products under initial development. The Registrant does not expect to incur any additional development costs with respect to the new products for which it has submitted or acquired ANDAs. In addition, the Registrant has also added disclosure in an effort to put some parameters around the expected completion dates for the products under initial development. Due to the uncertainties surrounding such completion dates, the Registrant does not believe it can be more specific at this time. The Registrant has already disclosed on pages 39 and 74 of the Prospectus that it expects to launch substantially all of the new products subject to pending ANDAs as of September 30, 2010, by the end of 2012.

The Registrant has not, however, provided any of the foregoing information with respect to any specific new product or group of related products because the Registrant does not believe that such disclosure would otherwise provide investors with any additional material information. The Registrant’s product development efforts are focused on rapidly developing a broad portfolio of injectable pharmaceuticals. As the Registrant continues to expand its product portfolio, each new product becomes less significant as compared to the existing product portfolio and its expected impact on the Registrant’s results of operations. The Registrant has added a table to disclose its new products by principal product category as of September 30, 2010.

Securities and Exchange Commission

February 1, 2011

Critical Accounting Policies and Estimates

Revenue Deductions, page 43

19. Please revise your rollforward schedule for chargebacks to break out the provision related to sales made in the current period and sales made in prior periods. In addition, please revise your disclosure to clarify whether the amounts disclosed for potential changes to net revenue are reasonably likely scenarios. If these are not reasonably likely outcomes, then revise the disclosure to include what the reasonably likely outcomes would be.

Response: The Registrant has revised the disclosure on page 45 of the Prospectus in response to the Staff’s comment.

20. Please disclose whether adjustments to estimates for all revenue dilution items have been material in all periods presented. Also, please disclose the amount of the accrual for cash discounts, sales returns and contractual allowances for all periods presented.

Response: The Registrant has added disclosure on pages 44 through 46 of the Prospectus in response to the Staff’s comment.

Stock-Based Compensation, page 45

21. Please disclose the assumptions used to estimate the value of stock options for the nine months ended September 30, 2010. Please also include this information in the table on page F-23.

Response: The Registrant has added disclosure on pages 48 and F-24 of the Prospectus in response to the Staff’s comment.

22. Please revise your filing to disclose all of the critical assumptions used in the probability weighted expected return method to allocate the enterprise values to the common stock. For example, disclose the discount rate used to estimate the value of your common stock and the probability weight that was assigned to each possible future outcome.

Response: The Registrant has added disclosure on pages 50 and 51 of the Prospectus in response to the Staff’s comment.

23. Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist at each grant date.

Response: The Registrant has added disclosure on page 51 of the Prospectus in response to the Staff’s comment.

24. For each grant date of options during 2009, please disclose the number of shares granted, the exercise price per share, and the fair value of the common stock.

Securities and Exchange Commission

February 1, 2011

Response: The Registrant has added disclosure on page 49 of the Prospectus in response to the Staff’s comment.

25. Please disclose the factors leading to the difference in price of the preferred stock sold in March, April and August 2010 at $1.40 per share and the valuation of the common shares during 2010 of $.53 per share.

Response: The Registrant has added disclosure on page 52 of the Prospectus in response to the Staff’s comment.

26. Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

Response: The Registrant has added disclosure on page 48 of the Prospectus in response to the Staff’s comment.

27. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response: At this time, the Registrant has not determined an estimated offering price range. As a result, the Registrant is unable to provide the requested disclosure explaining the difference between the estimated offering price and the fair value of each equity issuance. The Registrant expects that it will be able to provide the Staff with a preliminary estimate of the proposed price range in the Registrant’s next response letter and, in connection therewith, the Registrant will set forth in such letter its proposed disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Liquidity and Capital Resources

Cash Flows

Sources and Uses of Cash, page 55

28. Please expand your liquidity disclosure to discuss the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Response: The Registrant has added disclosure on pages 60 and 61 of the Prospectus in response to the Staff’s comment.

Contractual Obligations and Commitments, page 56

29. We note your disclosure on page F-17 that you have entered into various agreements for the development and marketing of finished dosage form pharmaceutical products which may contain minimum purchase commitments. To the extent applicable, please include in your tabular disclosure of contractual obligations any minimal purchase requirements under your manufacturing and supply agreements.

Securities and Exchange Commission

February 1, 2011

Response: The Registrant has added disclosure on page 62 of the Prospectus in response to the Staff’s comment.

Business, page 58

Our Product Portfolio, page 64

30. We note your tabular disclosure of the percentage of revenue by product category. Please further identify in your discussion of the product categories any specific products within such category that may be material to your net revenue by indicating a percentage of net revenue for which the specific product accounts. For example, you disclose on page 13 that “cefepime accounted for approximately 40% of our net revenue for the year ended December 31, 2009.” Please include such disclosure in your Business disclosure with regard to cefepime and provide similar disclosure for other material products.

Response: The Registrant has added disclosure on pages 70, 71 and 73 of the Prospectus in response to the Staff’s comment.

Our Collaboration Network, page 69

31. Please expand your discussion of the general terms of your manufacture and supply agreements to include a discussion of the termination provisions common to such agreements.

Response: The Registrant has added disclosure on page 76 of the Prospectus in response to the Staff’s comment.

Joint Ventures, page 70

32. Please file a copy of your joint venture agreements relating to the formation of KSP and Sagent Strides. Alternatively, please provide us with your analysis that you are not substantially dependent on either agreement.

Response: The Registrant does not believe that either of the joint venture agreements are required to be filed under Item 601(b)(10) of Regulation S-K in that the Registrant does not believe that it is substantially dependent on either agreement. The Registrant’s analysis with respect to each agreement is set forth below.

KSP Joint Venture. The Registrant is not currently substantially dependent on the KSP joint venture. Construction of the facility owned by the KSP joint venture is completed and the facility is currently undergoing equipment validation. As a result, the Registrant currently does not source any of its products from this newly constructed facility. The Registrant believes that once this facility is fully operational it will provide the Registrant with access to dedicated manufacturing capacity, but does not believe that it will become substantially dependent on this facility in the foreseeable future in sourcing its products.

Securities and Exchange Commission

February 1, 2011

Sagent Strides Joint Venture. The Registrant is not currently substantially dependent on the Sagent Strides joint venture in sourcing its products. As of October 31, 2010, the Registrant had launched a total of five products that were being sourced from the joint venture. For the nine months ended September 30, 2010 and the year ended December 31, 2009, all of the products sourced from Strides or the joint venture during those periods collectively accounted for approximately 8.1% and 7.4% of the Registrant’s net revenues. The Registrant does not expect this percentage for the nine month period ended September 30, 2010 to increase in any material respect for the year ended December 31, 2010. Although the Registrant is currently developing a number of additional products under its agreements with Strides or the joint venture, the Registrant does not believe that such development activities otherwise make it substantially dependent on either Strides or the joint venture.

Key Suppliers and Marketing Partners, page 71

33. Please expand your disclosure with respect to your agreements with Dobfar and Gland to include a reasonable range within which the percentage of the net margins from the respective product sales falls, for example “single digits,” teens,” “twenties,” etc.

Response: The Registrant acknowledges the Staff’s comment and respectfully submits that public disclosure of a reasonable range of its net margins from the respective product sales under these agreements could undermine the Registrant’s ability to negotiate more favorable sourcing terms in future agreements and adversely affect the Registrant’s existing relationship with other collaborators who may seek to renegotiate their current terms with the Registrant. It is for these reasons that the Registrant is currently seeking confidential treatment of the pricing terms contained in each of its agreements with Dobfar and Gland.

34. Please file a copy of your agreement with Actavis. Additionally, please expand your disclosure to disclose the term and termination provisions and to include the percentage of net profits from product sales or a reasonable range within which the percentage falls, for example “single digits,” teens,” “twenties,” etc.

Response: The agreement that the Registrant entered into with Actavis was made in the ordinary course of business. As a result, the Registrant believes that it is only required to file such agreement as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K if it is a contract upon which the Registrant’s business is substantially dependent. As of October 31, 2010, the Registrant marketed a total of six products that were sourced under the Actavis agreement, which products accounted for approximately 8.1% of the Registrant’s net revenues for the nine months ended September 30, 2010.

With respect to the second part of the Staff’s comment, the Registrant has added disclosure on page 78 of the Prospectus to disclose the term and termination provisions of the Actavis agreement. The Registrant has not, however, added disclosure with respect to the net profits associated with products relative to sales under the Actavis agreement for the reasons discussed in response to the Staff’s comment 33.

Securities and Exchange Commission

February 1, 2011

Executive Compensation, page 85

35. Please update your executive compensation disclosure to include discussion of compensation paid during your fiscal year ended December 31, 2010.

Response: The Registrant has added disclosure on pages 105 through 109 of the Prospectus in response to the Staff’s comment.

36. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: In response to the effectiveness of Item 402(s) of Regulation S-K on February 28, 2010, the Registrant reviewed its compensation policies and practices as discussed in detail in the Prospectus under the heading “Executive Compensation-Compensation Discussion and Analysis” to assess whether such policies and practices as they relate to the Registrant’s employees are reasonably likely to have a material adverse effect on the Registrant. In reaching the conclusion that such policies and practices are not reasonably likely to have a material adverse effect on the Registrant, it considered the following factors:

•

the Registrant operates through a single business unit and, as a result, does not have a business unit that carries a significant portion of the Registrant’s overall risk profile on a stand-alone basis;

•	the Registrant’s compensation policies and practices are uniform across each of its functional areas and departments;

•	the Registrant operates through a single business unit and, as a result, does not have a business unit that is significantly more profitable than others;

•	the Registrant’s overall compensation expense is not a significant percentage of its net revenues;

•

the Registrant’s incentive bonus plan, under which the risks and rewards of an employee’s actions to the Registrant are evaluated on an annual basis, thereby affording the Registrant adequate time to consider each;

•

the mix of compensation among base salary and incentive bonus, with substantially all of the employees receiving a significant portion of their overall compensation in the form of base salary, does not encourage excessive risk taking;

•

substantially all of the equity awards granted to employees under the Registrant’s equity-based plans are subject to multi-year time vesting, which requires an employee to commit to a longer time horizon for such awards to be valuable; and

Securities and Exchange Commission

February 1, 2011

•

the Registrant’s annual compensation review and performance evaluation process does not focus entirely on the Registrant’s financial results but considers other factors that do not encourage excessive risk taking, like management and technical skills, team building, integrity and mentoring skills.

The foregoing assessment was undertaken by the Registrant’s Chief Legal Officer and Human Resources Director after consultation with counsel with respect to the requirements of Item 402(j) of Regulation S-K based on its language and the staff’s discussion of such item in Release No. 33-9089, dated December 16, 2009. The Registrant determined that its Chief Legal Officer and Human Resources Director were the most appropriate persons to make such an assessment in light of their extensive knowledge of the development and operation of its compensation practices and policies. Where appropriate, these personnel sought input from the Registrant’s accounting and financial staff as to matters relevant to their assessment.

Performance-based Cash Incentives - Management Bonus Plans, Page 88

37. Please include the 2010 potential bonus payment percentage for Mr. Patterson.

Response: The Registrant has added disclosure on page 97 of the Prospectus in response to the Staff’s comment.

38. Please confirm that your disclosure will include the department/individual objectives for each NEO at such time as the objectives are approved by the Board. Your disclosure should also include a discussion of the level of achievement of each department or individual objective and each corporate objective and, to the extent that bonuses for 2010 have been awarded, the factors considered by the Board and the CEO in evaluating such achievement and recommending or approving a bonus award.

Response: The Registrant has added disclosure on pages 97 through 99 of the Prospectus in response to the Staff’s comment.

39. Please expand your disclosure to provide a side-by-side comparison of the potential bonus payments as a percentage of base salary with the actual bonus payments as a percentage of base salary.

Response: The Registrant has added disclosure on page 95 of the Prospectus in response to the Staff’s comment.

40. With respect to the 2009 bonus awards, please expand your disclosure to describe the actual level of achievement of the company for each corporate objective and by each NEO regarding each individual objective as evaluated by the CEO. Such disclosure should include a discussion of the factors that the CEO considered in evaluating the achievement of the corporate and individual objectives.

Securities and Exchange Commission

February 1, 2011

Response: The Registrant has added disclosure on pages 96 and 97 of the Prospectus in response to the Staff’s comment.

Summary Compensation Table, page 96

41. Please explain by footnote the difference in base salary as reported in the summary compensation table and the base salaries disclosed on page 88 for each NEO.

Response: The Registrant has added disclosure on page 106 of the Prospectus in response to the Staff’s comment.

42. Please update your summary compensation table to include disclose compensation paid during your fiscal year ended December 31, 2010.

Response: The Registrant has added disclosure on page 105 of the Prospectus in response to the Staff’s comment.

Employment Agreements, page 99

43. We note your expectation to enter into employment agreements with each of your NEOs prior to completion of the offering. Please confirm that you will update your disclosure and file each agreement upon execution of such agreements.

Response: The Registrant and each of its NEOs entered into a new employment agreement on January 20, 2011. Accordingly, the Registrant has added disclosure on page 94 of the Prospectus, revised the disclosure on pages 16, 94, 97, 110, 111 through 113 of the Prospectus and filed each of the employment agreements as an exhibit to the Amendment.

Certain Relationships and Related Party Transactions, page 105

44. Please expand your disclosure relating to the Members Agreement to clarify the effect of the Reincorporation on the registration rights of the shareholders party thereto. If the Reincorporation will have no effect on such rights, please so state.

Response: The Registrant has added disclosure on page 119 of the Prospectus in response to the Staff’s comment.

45. Please file as exhibits copies of each of the Members Agreement, the Co-Sale Agreement and the Voting Agreement.

Response: The Registrant has previously filed the Members Agreement, the Co-Sale Agreement and the Voting Agreement as Exhibits 10.8, 10.9 and 10.10, respectively, to the Registration Statement. The Registrant confirms that each of the filed agreements is currently effective.

Securities and Exchange Commission

February 1, 2011

Description of Capital Stock, page 111

46. We note that you will file by amendment as Exhibits 3.3 and 3.4 the Form of Certificate of Incorporation of Sagent Pharmaceuticals, Inc. and the Form of Bylaws for Sagent Pharmaceuticals, Inc., respectively. Please provide us with copies of the actual Certificate of Incorporation and Bylaws you intend to file for our examination with your next amendment. Further, your filing should include copies of the actual Certificate of Incorporation and Bylaws you will filed with the State of Delaware upon Reincorporation rather than a form of such organizational documents.

Response: The Registrant has filed as Exhibits 3.3 and 3.4 to the Amendment the Certificate of Incorporation and Bylaws that will be filed with the Secretary of State of the State of Delaware upon the Reincorporation. The Registrant notes that the final reverse stock split factor will not be known until the pricing range for the offering is determined. As a result, that information is not included in the Certificate of Incorporation at this time.

Shares Eligible for Future Sale, page 115

47. Please clarify your disclosure on page 116 regarding registration rights to indicate, if true, that only holders party to the Members Agreement shall have the right to demand registration of all or any portion of their shares.

Response: The Registrant has added disclosure on page 128 of the Prospectus in response to the Staff’s comment.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

48. Please disclose on the face of this statement the aggregate liquidation preference of the preferred stock. Refer to ASC 505-10-50-4.

Response: The Registrant has added disclosure on page F-3 of the Prospectus in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-10

49. Please disclose whether any impairment charges were recorded during the periods presented. Also, disclose why product development and licensing rights decreased from 2008 to 2009.

Response: The Registrant has added disclosure on page F-10 and F-11 in response to the Staff’s comment.

Securities and Exchange Commission

February 1, 2011

Revenue Recognition, page F-12

50. Your disclosure that revenue is “typically” recognized is vague. Revise your disclosure to clarify how revenue is recognized for all products. Please address all of the criteria outlined in ASC 605-10-S25.

Response: The Registrant has added to and revised the disclosure on page F-12 of the Prospectus in response to the Staff’s comment.

51. Please revise your disclosure to include a break out of your revenues for each product or group of similar products in accordance with ASC 280-10-50-40.

Response: The Registrant has revised the disclosure on page F-34 of the Prospectus in response to the Staff’s comment.

Stock Based Compensation, page F-13

52. Please expand your disclosure to quantify the stock based compensation expense for the nine months ended September 30, 2010.

Response: The Registrant has added disclosure on page F-13 of the Prospectus in response to the Staff’s comment.

Note 8. Fair Value Measurements

Preferred Stock Warrants, page F-18

53. Please disclose all of the significant assumptions used in the probability weighted expected return method to estimate the fair value of the preferred stock warrants. Disclose the probability weight that was assigned to each expected outcome.

Response: The Registrant has added disclosure on page F-19 of the Prospectus in response to the Staff’s comment.

Note 10. Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock Warrants, Page F-20

54. Please revise your disclosure to describe the significant terms of the warrant agreement to clarify why the warrants are classified as liabilities. Disclose how the closing of the public offering will impact the accounting for and classification of the preferred stock warrants.

Response: The Registrant has revised and added disclosure on page F-21 of the Prospectus in response to the Staff’s comment.

Securities and Exchange Commission

February 1, 2011

Finally, the Registrant confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Michael Logerfo